

D2IR

Disruptive thermal imaging platform

Type of Security **Common Equity** | Pre-Money Valuation **$5,688,000** | Days Left **98**

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Founded Jan 1998
Fresh Meadows, NY
Technology

HIGHLIGHTS
http://www.ir3inc.com

Less than 20% Funded | Committed **$0**

Target **$10,000 - $450,000** | Minimum Investment **$100**

ABOUT D2IR

Digital Direct IR, Inc. is a New York based company that has developed a technology platform around thermal cameras and the specialty lenses required for infrared imaging. Our technology can be used in multiple industry verticals including safety and security, first responders (i.e. firemen and police), healthcare, automotive and mitigating SIDS.

We have designed and patented multiple key technologies. We have been issued the key patents for our camera detector technology as well as for our innovative lens. In addition, we have patents based on our 360o ring array lens design, our multi-spectrum camera and curved array.

Our value proposition is compelling to our customers. Our design is very robust so it will enable us to deliver products in a variety of form factors including array shapes and configurations. In addition, we expect our cameras will be priced 30% to 50% lower than comparable products. Additionally, we intend to manufacture a triple spectrum camera (near IR, Mid IR and Far IR) from one camera and one lens; something that has never been done. Finally, our images are direct-to-digital and therefore avoid serious signal loss associated with analog equipment.

Our team consists of experts in technology, finance and intellectual property. We also expect to partner in a number of our markets with established companies who will bolster our distribution capabilities.

WHY YOU SHOULD INVEST

Digital Direct IR, Inc. is in several of the highest growth industries including healthcare, safety and environmental protection.

Our products will not only serve tens of thousands of people, but will save thousands of lives. Our technology will jumpstart the next generation swallowable pill cameras which will be able to detect tumors in the GI tract at a much earlier stage. Our sensors in the automotive market will provide extra situational awareness in darkness, fog, rain, snow and smoke and will be required in autonomous vehicles. Our SIDS product will allow thousands of families to rest better knowing their babies are protected by our non-invasive child monitor.

We will help protect the environment by detecting gas leaks from pipelines and underground storage. We will also allow businesses and homeowners to find leaks in roofs or building siding where heat or air conditioning can escape.

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Overview
Digital Direct IR, Inc. (D2IR) has created a thermal imaging platform based on three technology advancements
CAMERA DETECTOR
INFRARED LENS
CURVED IMAGER


Target Areas
We serve multiple end markets with the ability to customize products for each vertical


Our Solution
Our value proposition is based on price, patents, functionality, and performance
lower cost


Market Opportunity
The Total Addressable Market is $36 billion*
45%
21%
13%
11%
7%
3%
The market is expected to grow at an 8% CAGR to $ 50 billion by 2019*


Comparison of Normal Vision and Thermal Imaging


Comparison of Normal Vision and Thermal Imaging
Smoke

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Thermal Vision Images

HOW WE INTEND TO MAKE MONEY

In the security, first responder and drone markets we expect to use outsourced manufacturing facilities to build product which we intend to sell through a network of distributors, resellers, integrators and wholesalers.

In the automotive market and the healthcare markets, it is our expectation that we will license our technology to third parties and collect both an upfront payment as well as an ongoing royalty.

We have had discussions with numerous clients and believe we can secure a purchase order shortly after developing our demonstration pixel.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

Digital Direct IR, Inc. expect to accomplish several key milestones with this funding.

First, we expect to take our existing design into a fabrication facility and produce a working pixel detector. It is our intention to then optimize it and create an IR imager. We further expect to produce a curved IR
array, which will be an industry first.

The company will also use a portion of the proceeds on a phase 1 study of our swallowable IR pill camera technology, which will enable us to demonstrate the efficacy of our technology.

Finally, we will use a portion of the proceeds for additional patent filings and for working capital.

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TARGET MARKET

The thermal imaging market is over $5 billion. We also believe that the market will expand with a product that has new features and a lower price point.

The healthcare market at we are addressing is over $1 billion worldwide and growing.

We estimate that the automotive market for our safety sensor is greater than $5 billion.

TEAM



PETER KAUFMAN
Founder, President and Chief Technology Officer

I have over 30 years of experience in the electronics manufacturing and product design industry during which I have developed an extensive array of industry c... Read More



HOWARD CARPENTER
Co-Founder and Advisor

Mr. Carpenter has over 40 years of experience in military and commercial technology sales. He is a founder and director of Digital Direct IR, Inc. He spent over thirty years at Unior... Read More



DR. NM RAVINDRA, PHD
Technology Advisor

Dr. N.M. Ravindra PhD is a Professor and former Chairman of the Physics Department & Director, Interdisciplinary Program in Materials Science and Engineering at the New Jerse... Read More

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DR. MARVIN HUTT, PHD
Technical Advisor – Optical Engineering

Dr. Marvin Hutt, PhD is a consulting optical and semiconductor engineer. He is the President of Optics Coating Research Inc. and since 2011 has been a senior optical design consu... Read More



BRIAN JAMIESON PHD
Technical Advisor – MEMS Fabrication

Dr. Jamieson is the President and Founder of Scientific & Biomedical Microsystems. SB Microsystems is an engineering consulting firm providing Research and Devel... Read More

DOCUMENTS

Official filing on SEC.gov	Company documents	Company documents
	Financials	Investor Presentation

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OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$5,688,000**
Minimum Investment	Price per Share
$100	**$50**
Minimum # of Shares	Maximum # of Shares
200	**9,000**

PERKS	
Invest $250 or more	You get your name on a billboard in our office!
Invest $1,000 or more	Digital Direct Bumper Sticker

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